CUSIP No. 02322P101	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Ambow Education Holding Ltd

(Name of Issuer)

American Depositary Shares each representing two Class A Ordinary Shares, par value $0.0001 per Ordinary Shares

(Title of Class of Securities)

02322P101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 02322P101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Toro Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,344,536 (See Item 4)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 4,344,536 (See Item 4)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,344,536 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 02322P101	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Ambow Education Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18th Floor, Building A

Chengjian Plaza, No. 18

BeiTaiPingZhuang Road

Haidan District, Beijing 100088, PRC

Item 2(a).	Name of Person Filing:

Toro Investment Partners, LP (“Toro LP”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Toro LP is One Maritime Plaza, Suite 1545, San Francisco CA 94111.

Item 2(c).	Citizenship:

Toro LP is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

American Depositary Shares each representing two Class A Ordinary Shares, par value $0.0001 per Ordinary Shares (the “Securities”).

Item 2(e).	CUSIP Number:

02322P101

Item 3.	If this statement is filed pursuant §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No. 02322P101	Page 4 of 6 Pages

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

All ownership percentages of the securities reported herein are based upon 53,412,913 Class A Ordinary Shares, including American Depositary Shares, as disclosed in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011, filed by the Issuer with the Securities and Exchange Commission on May 29, 2012.

The ownership of Toro LP is presented below:

(a)	Amount beneficially owned: 4,344,536

(b)	Percent of class: 8.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,344,536

(ii)	shared power to vote or to direct the vote: 0.

(iii)	sole power to dispose or to direct the disposition of: 4,344,536

(iv)	shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Toro Global Investments Master Fund, LP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

CUSIP No. 02322P101	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2013

TORO INVESTMENT PARTNERS, LP

By:	/s/ Patricia Wong

Name:	Patricia Wong
Title:	Director of Operations